EXHIBIT 99.1

TOP Ships Announces Share Repurchase Program

ATHENS, Greece, Dec. 14, 2023 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “Top Ships”) (NASDAQ:TOPS), an international owner and operator of modern, fuel efficient “ECO” tanker vessels, announced today a share repurchase program.

The Company’s Board of Directors (the “Board”) today authorized a share repurchase program under which the Company may repurchase up to $4 million of its outstanding common shares, representing approximately 5.2% of the Company’s market capitalization as of December 13, 2023, for a period of three months (the “Repurchase Program”). The Board will periodically review the Company’s Repurchase Program, and may decide to extend its term or increase the authorized amount.

Under the Repurchase Program, effective immediately, the Company may repurchase common shares in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended, and pursuant to a trading plan adopted in accordance with Rule 10b5‐1 of the Securities Exchange Act of 1934.

The specific timing and amount of repurchases, if any, will be at the discretion of the Company’s management team, and will depend upon a variety of factors, including market conditions, regulatory requirements, capital allocation alternatives, and other corporate considerations. The Company is not obligated under the program to purchase any common shares. The repurchase program may be suspended or discontinued at any time.

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the Company’s share repurchase program.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos

Chief Financial Officer

TOP Ships Inc.

Tel: +30 210 812 8107

Email: atsirikos@topships.org